Manufactured Housing Properties Inc.

126 Main Street

Pineville, NC 28134

March 23, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman

Re:	Manufactured Housing Properties Inc.
Offering Statement on Form 1-A
Filed January 21, 2021
File No. 024-11417

Ladies and Gentlemen:

We hereby submit the responses of Manufactured Housing Properties Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated February 17, 2021, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A

General

1.	We note that you are seeking to qualify $50 million in this offering of Series C preferred stock and that you also have an ongoing offering of Series B preferred stock and common stock. Please reduce the amount that you are seeking to qualify by the aggregate amount of all securities sold in the prior 12 month period. Please note that the "bonus" common stock included in your offering of Series B preferred stock should be assigned a value for purposes of calculating your available capacity under the Tier 2 threshold. Refer to Rule 251(a) of Regulation A, note to paragraph (a) of Rule 251 and General Instruction I to Form 1-A for guidance.
2.	Response: We have reduced the amount that we are seeking to qualify by the aggregate amount of all securities sold in the prior 12-month period. For this purpose, we have assigned a value of $2,889 to the “bonus” common stock included in our offering of Series B preferred stock, which is based upon the closing prices of our common stock on dates of issuance.
3.	We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response:  In response to the Staff’s comment, we acknowledge that we are responsible for analyzing the applicability of Regulation M to our stock repurchase program. We will contact the Division of Trading and Markets if we have any questions regarding whether our program is entirely consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP.

U.S. Securities and Exchange Commission

March 23, 2021

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:  In response to the Staff’s comment, we acknowledge that we are responsible for analyzing the applicability of the tender offer rules to its stock repurchase program, including Regulation 14E, which we acknowledge would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We will contact the Division’s Office of Mergers and Acquisitions to the extent we have any questions about the tender offer rules.

5.	We note your disclosure that the Series C preferred stock being offered will rank pari passu with the Series A and Series B preferred stock with the Series C preferred stock receiving a "liquidation preference." Please clarify how the Series C may receive a liquidation preference while still ranking pari passu with the other two series. In addition, we note that the Series B preferred stock also being offered pursuant to Regulation A has voting rights to the extent you authorize or issue a class of equity securities that would rank senior to the Series B in distributions or liquidation. Please clarify if you received the approval of the Series B preferred stockholders for the issuance of the Series C preferred stock or explain to us why approval was not required.

Response: The liquidation preference refers to the preference over the Company’s Common Stock. We have revised the descriptions of the Company’s Series A Preferred Stock and Series B Preferred Stock in the “Description of Securities” section of the Offering Statement to clarify that the liquidation preference attaching to those shares is pari passu with the Series C Preferred Stock. We believe that the other disclosures in the Offering Statement are clear that the Series C Preferred Stock will rank pari passu with the Series A Preferred Stock and Series B Preferred Stock. Since the Series C Preferred Stock will rank pari passu with, and not in preference to, the Series B Preferred Stock, no approval of the Series B Preferred stockholders is required in connection with the creation and issuances of the Series B Preferred Stock.

The Offering

Closings of the offering, page 7

6.	We note your disclosure that there may be no closing. It does not appear that you have a minimum offering amount. Therefore, it is unclear why money would be held in escrow until the offering is terminated. Please revise your disclosure as appropriate. To the extent you have a minimum offering amount, please revise your cover page to disclose the minimum offering amount.

Response: We have revised the Offering Statement to remove the disclosure stating that there may be no closing.

Description of Securities

Series C Preferred Stock, page 45

7.	We note your disclosure that, prior to the initial closing, you will file a certificate to establish the Series C preferred stock. It therefore does not appear you will have a sufficient number of authorized shares to conduct this offering at the time of qualification. Please explain why you do not intend to take the necessary steps to authorize the issuance of the Class C preferred stock until the initial closing of this offering

Response: We do not believe that it is necessary to file the certificate of designation until a closing occurs. If the Company files the certificate of designation and later decides to terminate the offering before a closing occurs, the Company would have incurred unnecessary expenses in connection with the filing and will incur additional expenses to withdraw the needlessly filed designation. We believe that it is customary to wait to file designations until the Company is ready to actually issue the shares.

U.S. Securities and Exchange Commission

March 23, 2021

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (980) 273-1702 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Manufactured Housing Properties Inc.

By:	/s/ Raymond Gee
Raymond Gee
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.